Issuer Free Writing Prospectus dated January 4, 2023

Filed Pursuant to Rule 433

Registration No. 333-253630

(Supplementing the Preliminary Prospectus Supplement

dated January 4, 2023 to the Prospectus dated February 26, 2021)

Pacific Gas and Electric Company

PRICING TERM SHEET

$750,000,000 6.150% First Mortgage Bonds due 2033 (the “2033 Mortgage Bonds”)

$750,000,000 6.750% First Mortgage Bonds due 2053 (the “2053 Mortgage Bonds”)

(all together, the “Mortgage Bonds”)

The information in this pricing term sheet relates to Pacific Gas and Electric Company’s offering of the mortgage bonds listed above and should be read together with the preliminary prospectus supplement dated January 4, 2023 (the “Preliminary Prospectus Supplement”) relating to such offering and the accompanying prospectus dated February 26, 2021, including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, included in the Registration Statement No. 333-253630 (as supplemented by such Preliminary Prospectus Supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Other information (including financial information) presented or incorporated by reference in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Capitalized terms not defined herein are defined as such in the Preliminary Prospectus.

Issuer:	Pacific Gas and Electric Company (the “Company”)

Anticipated Ratings (Moody’s/S&P/Fitch)*:	Baa3 (stable) / BBB- (stable) / BBB- (positive)

Trade Date:	January 4, 2023

Settlement Date:	January 6, 2023 (T+2)

Proceeds to the Company:	Approximately $1,482,855,000 (after deducting the underwriting discounts, but before deducting estimated offering expenses payable by the Company).

Use of Proceeds:	The Company expects to use the net proceeds from the offering for the repayment of borrowings outstanding under the Utility Revolving Credit Facility.

Joint Book-Running Managers:	Barclays Capital Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	Loop Capital Markets LLC SMBC Nikko Securities America, Inc. BNY Mellon Capital Markets, LLC CastleOak Securities, L.P. Siebert Williams Shank & Co., LLC Stern Brothers & Co.

Aggregate Principal Amount Offered:	2033 Mortgage Bonds: $750,000,000 2053 Mortgage Bonds: $750,000,000

Issue Price:	2033 Mortgage Bonds: 99.739%, plus accrued interest, if any, from January 6, 2023 2053 Mortgage Bonds: 99.500%, plus accrued interest, if any, from January 6, 2023

Maturity Date:	2033 Mortgage Bonds: January 15, 2033 2053 Mortgage Bonds: January 15, 2053

Interest:	2033 Mortgage Bonds: 6.150% per annum 2053 Mortgage Bonds: 6.750% per annum

Interest Payment Dates:

2033 Mortgage Bonds: Payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2023

2053 Mortgage Bonds: Payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2023

Regular Record Dates:

With respect to the 2033 Mortgage Bonds, January 1 and July 1, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day)

With respect to the 2053 Mortgage Bonds, January 1 and July 1, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day)

Benchmark Treasury:	2033 Mortgage Bonds: 4.125% due November 15, 2032 2053 Mortgage Bonds: 3.000% due August 15, 2052

Benchmark Treasury Price:	2033 Mortgage Bonds: 103-19+ 2053 Mortgage Bonds: 85-07+

Benchmark Treasury Yield:	2033 Mortgage Bonds: 3.685% 2053 Mortgage Bonds: 3.839%

Spread to Benchmark Treasury:	2033 Mortgage Bonds: +250 basis points 2053 Mortgage Bonds: +295 basis points

Yield to Maturity:	2033 Mortgage Bonds: 6.185% 2053 Mortgage Bonds: 6.789%

Optional Redemption:	Prior to (i) in the case of the 2033 Mortgage Bonds, October 15, 2032 (3 months prior to the maturity date of the 2033 Mortgage Bonds) and (ii) in the case of the 2053 Mortgage Bonds, July 15, 2052 (6 months prior to the maturity date of the 2053 Mortgage Bonds) (the applicable date with respect to the 2033 Mortgage Bonds and the 2053 Mortgage Bonds, each a “Par Call Date”), the Company may redeem the 2033 Mortgage Bonds and/or the 2053 Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

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•  (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (with respect to the 2033 Mortgage Bonds and the 2053 Mortgage Bonds, assuming the 2033 Mortgage Bonds and 2053 Mortgage Bonds matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points in the case of the 2033 Mortgage Bonds and 45 basis points in the case of the 2053 Mortgage Bonds, each less (b) interest accrued to the date of redemption; and

•  (2) 100% of the principal amount of the 2033 Mortgage Bonds and 2053 Mortgage Bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the applicable Par Call Date for the 2033 Mortgage Bonds and the 2053 Mortgage Bonds, the Company may redeem the 2033 Mortgage Bonds and/or the 2053 Mortgage Bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 Mortgage Bonds or 2053 Mortgage Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	2033 Mortgage Bonds: 694308 KJ5 / US694308KJ55 2053 Mortgage Bonds: 694308 KH9 / US694308KH99

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting each of: Barclays Capital Inc. at 1-888-603-5847, Mizuho Securities USA LLC at 1-866-271-7403, MUFG Securities Americas Inc. at 1-877-649-6848, or Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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